EXHIBIT 99.1

Top Ships Inc. Announces Loan Facility for M/T Nord Valiant

ATHENS, Greece, Aug. 03, 2016 (GLOBE NEWSWIRE) -- TOP Ships Inc. (Nasdaq:TOPS) (“Top Ships” or the “Company”), an international owner and operator of modern, fuel efficient “ECO” MR tanker vessels focusing on the transportation of petroleum products, announced today that it has entered into a senior secured facility with a major northern European bank for the financing of the M/T Nord Valiant, a 50,000 dwt fuel efficient "ECO" MR product tanker, the last vessel under construction in the Company's fleet, currently scheduled for delivery in mid-August 2016.

Evangelos Pistiolis, President and CEO of the Company, stated, "The six vessel newbuilding program that started in 2014 is now fully funded and nearing its completion. Our business strategy continues to be focused on further expanding our fleet, with solid ships and solid counterparties."

About TOP Ships Inc.

TOP Ships Inc. is an international ship-owning company.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8180
Email: atsirikos@topships.org